Exhibit 21.1

Principal Subsidiaries of the Registrant

Subsidiaries	Place of Incorporation
ZEEKR Technology Innovation Limited (BVI)	BVI

China-Euro Vehicle Technology Aktiebolag	Sweden

ZEEKR Technology Limited (Hong Kong)	Hong Kong

Zhejiang ZEEKR Intelligent Technology Co., Ltd.	PRC

ZEEKR Automobile (Shanghai) Co., Ltd.	PRC

Zhejiang ZEEKR Automobile Research & Development Co., Ltd.	PRC

Zhejiang ZEEKR Automobile Sales Co., Ltd.	PRC

Zhejiang ZEEKR Zhixing Technology Service Co., Ltd.	PRC

ZEEKR Automobile (Ningbo Hangzhou Bay New Zone) Co., Ltd.	PRC

Viridi E-Mobility Technology (Ningbo) Co., Ltd.	PRC